July 3, 2024

Securities and Exchange Commission

Office of Real Estate & Construction

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Cantor Fitzgerald Income Trust, Inc.

Form 10-K For the Fiscal Year Ending December 31, 2023

File No. 000-56043

Dear Ms. Kim:

On behalf of our client, Cantor Fitzgerald Income Trust, Inc. (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated May 30, 2024 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2023.

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Form 10-K For the Fiscal Year Ending 12/31/2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. Net Asset Value, page 67

1.

We note the average NAV per share was $22.08 as of December 31, 2023, compared to $26.82 as of December 31, 2022. Please tell us what factors lead to the decrease in the estimated NAV. Additionally, enhance your disclosure in future filings by including the factors that contributed to any significant increase or decrease in estimated NAV over comparative periods.

Response: In response to the Staff’s comment, the Company advises the Staff that, as disclosed in the Company’s prospectus supplement No. 6 dated December 19, 2023, in 2023, the Company engaged an independent valuation firm (Robert A. Stanger & Co., Inc) to provide its appraised market value of the Company’s consolidated real estate assets. The decrease in NAV from $26.82 as of December 31, 2022 to $22.08 as of December 31, 2023 is primarily due to the re-appraisal of the Company’s consolidated real estate assets, which reflected the negative impact of higher interest rates on U.S. commercial real estate value. The other contributing factors included the Company’s distributions in excess of modified funds from operations and expense reimbursements to the Company’s advisor during the corresponding period.

The Company will enhance its disclosure in future filings by including the factors that contributed to any significant increase or decrease in the estimated NAV over comparative periods.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 801-6928.

Very truly yours,

GREENBERG TRAURIG, LLP.

By:	/s/ Yuta N. Delarck
Yuta N. Delarck, Esq.

cc:	Paul Pion, Chief Financial Officer, Cantor Fitzgerald Income Trust, Inc.